UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Revry, Inc.

Legal status of issuer

>   ***Form***
>   Corporation
>
>   ***Jurisdiction of Incorporation/Organization***
>   California
>
>   ***Date of organization***
>   March 1, 2016

Physical address of issuer
1239 S. Glendale Ave. , Glendale, CA 91205

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,142,004.34	$425,065.84
Cash & Cash Equivalents	$237,118.87	$21,877.57
Accounts Receivable	$181,522.24	$0.00
Short-term Debt	$251,347.81	$127,267.48
Long-term Debt	$1,769,552.01	$863,832.01
Revenues/Sales	$791,397.35	$538,563.89
Cost of Goods Sold	$37,817.65	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-322,611.53	$ -112,269.10


May 22, 2025

FORM C-AR

Revry, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Revry, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://revry.tv no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 22, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Revry, Inc. (the "Company") is a California Corporation, formed on March 1, 2016.

The Company is located at 1239 S. Glendale Ave. , Glendale, CA 91205.

The Company's website is https://revry.tv.

The information available on or through our website is not a part of this Form C-AR.

The Business

We started Revry because we saw the need for truly authentic entertainment made for the ever-growing queer community as it is: diverse, outrageous, ground-breaking, and global. In the past, TV channels and VOD services that claimed to represent queer people tended to water down our community, often only focusing on gay white males and superficial stories. Given the size of the LGBTQ+ market ($917 billion in the US and $3.7 trillion worldwide), luckily the new digital age of TV has created an opportunity to disrupt the old TV model and to introduce new upstart voices into the mix to redefine niche TV for a new generation. Revry aims to be the new voice of queer entertainment. More than just TV and film, Revry is breaking the mold by showcasing LGBTQ+ music artists, short films, digital series, and boasting one of the largest queer podcast networks in the world. But Revry is so much more than a simple content platform for a niche audience—Revry is a community. This is why Revry is a lifestyle brand: our mission is not about distributing LGBTQ-themed content; it's about sharing genuine queer culture with the world. Towards that end, Revry has expanded into 100+ countries, with a reach of 35 million, has closed hundreds of content contracts totaling over 4000 hours, and has streamed over 21 million minutes to its global audience. Since our launch, Revry's unique mission, diverse team of founders, and innovative approach to distribution have been covered by major media outlets including WIRED Magazine, MacWorld, and the Hollywood Reporter. This year, Tubefilter stated that "Revry is making its mark in the niche SVOD world" and Instinct Magazine has written that Revry is "dedicated to showcasing the best entertainment spanning the breadth of the entire queer experience."

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
An investment in the Convertible Notes of Revry, Inc. has certain elements of risk different from or greater than those associated with other investments. The higher degree of risk makes an investment in the Convertible Notes shares suitable only for investors who (i) have a continuing level of annual income and a substantial net worth, (ii) can afford to bear those risks, (iii) have previously made an investment of at least the same amount they intend to invest in this offering and (iv) have no need for liquidity from this investment. Each investor should consider carefully the risk factors associated with this investment and should consult with his, her or its own legal, tax and financial advisors with respect to this investment before subscribing to purchase Convertible Notes.

We were formed in March 2016 and have a limited operating history and limited history of revenues. Therefore, we may have difficulty in successfully and profitably operating our business. Our company was incorporated in March 2016, and we started providing digital streaming services in March 2016. Since inception, we have incurred substantial development, marketing and other costs. We have generated limited revenues and incurred significant operating losses to date and have negative cash flow from operations. We expect operating losses to continue for the foreseeable future because we plan to incur significant expenses as we expand our marketing programs, continue to develop our offerings, hire more personnel, and expand our infrastructure and further develop our streaming app. In addition, we are subject to the risks generally associated with the formation of any new business, including uncertain market acceptance and competition with established businesses. Therefore, we cannot assure you that we will be able to execute our business plans or operate profitably.

We may need additional capital in the future to sufficiently fund our operations. Our cash position is relatively weak. We currently have cash balances and cash commitments which provide for a two to three month runway. We could be harmed if we are unable to meet our cash demands, and we may not be able to continue operations if we are not able to raise additional funds. We will require additional debt and/or equity financing in the future to fund our operations. We cannot predict how much financing we may need, or when we may need it. We cannot assure you that financing will be available when needed or that, if available, we will obtain financing on favorable terms. Further, if we obtain additional capital through the offer and sale of equity, your ownership interest in us will be diluted.

Most of our net revenues are derived from advertisement sales. The loss of any of these sources of revenues, or a material reduction in them, could have a material adverse effect on our business and results of operations. During 2018, revenues from advertising accounted for approximately 92% of our revenues. The loss of one or more significant advertisers, or a material reduction in the amount of advertisements placed by a significant advertiser, could have a material adverse effect on our business and results of operations. Failure to obtain new renew contracts with advertisers on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our advertisers. For example, advertisers may seek price reductions when their contracts are extended. On some occasions, this pricing pressure results in lower revenue from an advertiser than we had anticipated based on our previous agreement with that advertiser. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to advertising contracts on favorable terms could have an adverse effect on its business. Our contracts with advertisers generally run for several years. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in

achieving a high rate of subscription or contract renewals on favorable terms, our business and results of operations could be adversely affected.

The loss of our relationships with our subscribers will have a material adverse effect on our business and results of operations. The success of our offerings will depend to a significant extent upon our ability to establish and maintain relationships, and obtain and renew subscriptions, with our subscribers. Because many of our competitors have substantially greater resources and name recognition than our company, our competitors may be able to provide greater incentives to subscribers and advertisers to either subscribe to their services or purchase advertising on their platforms. In addition, some advertisers (in particular, larger ones) may be reluctant to advertise on our streaming service. We may be unable to maintain, promote and grow our brand through marketing and communications strategies. It may prove difficult for us to dramatically increase the number of subscribers that we serve or to establish us as a well-known brand in the competitive streaming space. Additionally, our offerings may be in a market where customers may not have brand loyalty or may have other cheaper, free or different sources. We cannot assure you that we will be successful in establishing and maintaining the required relationships with our subscribers and advertisers.

We may experience intense competition. The streaming market is an emerging industry where new competitors are entering the market frequently. The development and commercialization of our digital content offerings are highly competitive. There are many potential competitors who can enter the digital media market. Its competitors include major companies worldwide as well as early-stage startups. These potential competitors range from well- established, well-financed businesses, with significantly greater financial, marketing, research and development resources, operating histories, name recognition, larger user bases and business relationships than us, to emerging entrepreneurial businesses. The industry is characterized by a large number of small to large companies who may operate on an international, national, regional or local scale. In addition, there will be no substantial barriers to deter potential competitors from developing similar offerings and entering this market. Our prospects for success will

depend, in large measure, on our ability to quickly develop relationships and develop brand name recognition as a niche streamlining service and then ultimately achieve mainstream marketability. We cannot assure you that we will be successful in these efforts.

Many of our competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services. For these reasons, they may be better equipped than we are to develop and commercialize digital media services and content. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Early-stage companies are able to compete because the barrier to entry into this digital business is relatively low. Accordingly, our competitors may commercialize products or services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our offerings will achieve initial market acceptance and our ability to generate meaningful additional revenues from our offerings.

In addition, our competitors may acquire or be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed competitors. Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to research and development. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We

cannot assure you that we will be able to compete successfully against current and future competitors. Trends and tastes may increase competitive pressures on us by enabling our competitors to attract more subscribers and advertisers than we can. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

We depend on our relationships with, and on material provided by, our content producers and distributors. We depend on the performance of content producers, distributors and other business partners. We distributes our offerings through streaming services, many of whom distribute content from competitors. We also provide our offering in most of our major markets directly to subscribers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions.

In addition, some content distributors could eventually perceive the expansion of our direct subscriptions as conflicting with their business interests as distributors of our offerings. This perception could discourage resellers from investing resources in the distribution and sale of our offerings or lead them to limit or cease distribution of those offerings.

We may experience difficulty protecting our intellectual property, which is critical to our business. We own, or co-own with content producers, the intellectual property to our content and other products, which consist of trademarks and copyrights. We so far have not registered any of our intellectual property, but intend to do so as funding becomes available. Therefore, currently our rights in our intellectual property consistent of common-law copyright and trademark rights. Further, changes in U.S. and foreign intellectual property law also may impact its ability to successfully prosecute its intellectual property applications. For example, the U.S. Congress and foreign legislative bodies may amend their respective intellectual property laws in a manner that makes securing intellectual property rights more difficult or costly. Courts may render decisions that alter the application of intellectual property laws and detrimentally affect our ability to obtain this protection. Even if our able to successfully register our intellectual property rights, this intellectual property may not provide meaningful protection or commercial advantage. Such registered intellectual property may not be broad enough to prevent others from developing content or technologies that are similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing our content and technology and bar them or their licensees from exploiting any intellectual property that issue from our pending applications.

We depend on key personnel, the loss of any one of whom may threaten our ability to operate our business successfully or at all. Our success is largely dependent upon Damian Pelliccione, our Chief Executive Officer, Alia J. Daniels, our Chief Operating Officer, Christopher J. Rodriguez, our Chief Business Officer and LaShawn McGhee, our Chief Production Officer. We do not currently carry key person life insurance on them. In addition, we will rely on the services of our advisors, employees and business consultants both with respect to the day-to-day operation of our company and the long-term vision and management of our business. The loss of the services of any of Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez or LaShawn McGhee or other key advisors, employees or consultants could have a material adverse effect on the business, results of operations and financial condition of our company.

Our future success also depends on our ability to retain and attract highly qualified sales and marketing personnel and onscreen and behind-the-screen talent. We cannot assure you that we will be able to retain these personnel now or in the future. The inability to attract and retain the personnel necessary to support the growth of our business, due to, among other things, a large

increase in the wages demanded by such personnel, could have a material adverse effect upon our business, results of operations and financial condition.

Our management has broad discretion in using the proceeds of this offering. Our management can spend most of the proceeds from this offering in ways with which our investors may not agree. The proceeds will serve several purposes, but will be primarily focused on growth initiatives. We expect to use approximately 47% of the net proceeds on programming. Another 37% will be used for operational costs. The remaining funds will be used for marketing.

Certain shareholders have control over our key decisions. Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez and LaShawn McGhee together own 100% of our outstanding voting stock prior. As such, they are in a position to exert significant control over our business, policies and affairs.

There is limited transferability and liquidity of securities. The offer and sale of the Convertible Notes, or the securities in which they are exercisable, is not being registered or qualified under any federal or state securities laws and the Convertible Notes, or the securities in which they are exercisable, cannot be resold or otherwise transferred unless they are registered or qualified under applicable federal and state securities laws or unless exemptions from the registration and qualification requirements are available. We do not have any obligations, and we currently do not intend, to register our company's shares with the Securities and Exchange Commission or with any state securities commissions or agencies, and therefore, no public market exists or will exist in the future for trading in the shares.

Accordingly, a shareholder may be unable to liquidate his, her or its investment in our company shares, or in the Convertible Notes, or the securities in which they are exercisable, quickly or on acceptable terms, if at all, if the shareholder should need or desire to do so. Consequently, the purchase of Convertible Notes, or the securities in which they are exercisable, should be considered only as a long-term investment and will not be suitable for investors desiring or requiring investment liquidity.

We may issue additional shares of common stock or preferred stock in the future. We are authorized to issue up to 10,000,000 common shares. As of the date hereof, there are 1,600,000 common shares issued and outstanding. We have not issued any preferred stock. Additionally, we intend to create and implement one or more option or other equity plans for which the officers, employees and consultants of our company will be eligible to receive grants of up to an aggregate of 5% of the common Shares. Our ability to issue additional common shares or shares of preferred stock, or securities convertible into or exchangeable for common or preferred stock, could result in substantial dilution to the interests of investors in this offering.

We do not anticipate paying any dividends. Payment of dividends on the common shares is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. For the foreseeable future, the Board of Directors intends to retain future earnings, if any, to finance our business operations and does not anticipate paying any cash dividends with respect to the common shares.

The financial projections prepared for us may not prove to be accurate. The estimated financial projections are based upon what we believe to be reasonable assumptions concerning certain factors affecting the probable future operations of our business by us. We cannot assure you that these forecasts will prove to be accurate, and investors are cautioned against placing excessive

reliance on these forecasts in deciding whether to purchase Convertible Notes, or the securities into which they are exercisable.

The Company has not filed a Form D for its previous offerings from December 2015, December 2017, and August 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the Company has incurred losses from inception of approximately $434,791 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The

ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its streaming service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

ALL PREVIOUS WRITTEN DOCUMENTS AND ORAL CONVERSATIONS ARE SUPERSEDED BY THE SUBSCRIPTION AGREEMENT AND THE EXHIBITS THERETO.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred

stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $9,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on a $9,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $9,000,000 valuation cap, so you should not view the $9,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by

Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We started Revry because we saw the need for truly authentic entertainment made for the ever-growing queer community as it is: diverse, outrageous, ground-breaking, and global. In the past, TV channels and VOD services that claimed to represent queer people tended to water down our community, often only focusing on gay white males and superficial stories. Given the size of the LGBTQ+ market ($917 billion in the US and $3.7 trillion worldwide), luckily the new digital age of TV has created an opportunity to disrupt the old TV model and to introduce new upstart voices into the mix to redefine niche TV for a new generation. Revry aims to be the new voice of queer entertainment. More than just TV and film, Revry is breaking the mold by showcasing LGBTQ+ music artists, short films, digital series, and boasting one of the largest queer podcast networks in the world. But Revry is so much more than a simple content platform for a niche audience–Revry is a community. This is why Revry is a lifestyle brand: our mission is not about distributing LGBTQ-themed content; it's about sharing genuine queer culture with the world. Towards that end, Revry has expanded into 100+ countries, with a reach of 35 million, has closed hundreds of content contracts totaling over 4000 hours, and has streamed over 21 million minutes to its global audience. Since our launch, Revry's unique mission, diverse team of founders, and innovative approach to distribution have been covered by major media outlets including WIRED Magazine, MacWorld, and the Hollywood Reporter. This year, Tubefilter stated that "Revry is making its mark in the niche SVOD world" and Instinct Magazine has written that Revry is "dedicated to showcasing the best entertainment spanning the breadth of the entire queer experience."

Business Plan

Revry is one of the world's first global queer streaming lifestyle networks. Currently available via 7 native apps, 3 linear channels, Revry boasts a reach of over 35 million homes across 100+ countries and showcases unique music, series, podcast, films, and more entertainment made just for LGBTQ+ people.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Damian Pelliccione

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Revry, Co-Founder and Chief Executive Officer, Nov. 2015 - Present: Responsible for development and execution of Company's long-term strategy with a view to creating shareholder value.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Alia J. Daniels

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Revry, Co-Founder and Chief Operating Officer, Nov. 2015 - Present, oversees the marketing department, overall day to day operations and the work and efficiency of individual departments, shares legal responsibilities with CBO, assists with fundraising efforts.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Christopher Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Revry, Co-Founder and Chief Business Officer, Nov. 2015 - Present, has broad responsibility for all business activity, revenue generation and branding support for company. Primarily including the solicitation, negotiation, and contracting of high profile industry partnerships with third party companies and creators. Shares legal responsibilities with COO.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

LaShawn McGhee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Revry, Co-Founder and Chief Product Officer, Nov. 2015 - Present, Responsible for the day to day operations, production / postproduction, content management / programming, user experience for Revry.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	$247,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	$6M Cap, 0% discount, 2.9% interest
Value of SAFE or Convertible Notes	

Type of security	Convertible Notes
Amount outstanding	$532,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	$3M Cap, 20% discount, 2.9% interest
Value of SAFE or Convertible Notes	

Type of security	Convertible Notes
Amount outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	$1M Cap, 20% discount, 2.9% interest
Value of SAFE or Convertible Notes	

Type of security	Crowd Notes
Amount outstanding	0
Voting Rights	Yes.
Anti-Dilution Rights	N/A

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only): ● In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million. ● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000. ● In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the

	terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Debt		$247,000.00	Broaden content offerings, expand distribution, marketing and key hires	August 21, 2018	Rule 506(b)
Convertible Debt		$532,000.00	Broaden content offerings, expand distribution, marketing and key hires	December 31, 2017	Rule 506(b)
Convertible Debt		$100,000.00	Broaden content offerings, expand distribution, marketing and key hires	December 1, 2015	Rule 506(b)
Convertible Debt		$150,000.00	Programming, Operations, Marketing, Ad Sales	December 21, 2018	Regulation CF

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Damian Pelliccione, Alia J. Daniels, LaShawn McGhee, and Christopher J. Rodriguez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Damian Pelliccione	21.0%
Alia J. Daniels	21.0%
Christopher Rodriguez	21.0%
LaShawn McGhee	21.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On August 21, 2018 the Company conducted an offering pursuant to Rule 506(b) and raised $247,000.00.

On December 31, 2017 the Company conducted an offering pursuant to Rule 506(b) and raised $532,000.00.

On December 1, 2015 the Company conducted an offering pursuant to Rule 506(b) and raised $100,000.00.

On December 21, 2018 the Company conducted an offering pursuant to Regulation CF and raised $150,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited

investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alia Daniels
(Signature)

Alia Daniels
(Name)

Principal Executive Officer, principal financial officer, controller, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Revry

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (6007)	0.00
US Bank Checking	21,877.57
Total Bank Accounts	**$21,877.57**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$21,877.57**
Fixed Assets	
04. Office Furniture 2019	
Accum. Depr.	-5,765.00
Original Cost	5,765.00
Total 04. Office Furniture 2019	**0.00**
Accumulated Depreciation	0.00
Machinery & Equipment	
01. 2016 Computers	
Accum. Depr.	-4,578.00
Original Cost	4,578.00
Total 01. 2016 Computers	**0.00**
02. Equipment 2017	
Accum. Depr.	-6,973.05
Original Cost	6,973.05
Total 02. Equipment 2017	**0.00**
03. 2018 Compters	
Accum. Depr.	-1,866.95
Original Cost	2,000.00
Total 03. 2018 Compters	**133.05**
Total Machinery & Equipment	**133.05**
Total Fixed Assets	**$133.05**
Other Assets	
Loan to Shareholders	
Alia	99,785.45
Chris	93,722.85
Damian	112,509.23
LaShawn	97,037.69
Total Loan to Shareholders	**403,055.22**
Total Other Assets	**$403,055.22**
TOTAL ASSETS	**$425,065.84**

Revry

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,000.00
Total Accounts Payable	**$5,000.00**
Other Current Liabilities	
Loan from Eduardo Held Rodriguez	0.00
Loan from Shareholder - Damian	43,751.47
Payroll Liabilities	78,516.01
CA PIT / SDI	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**78,516.01**
Total Other Current Liabilities	**$122,267.48**
Total Current Liabilities	**$127,267.48**
Long-Term Liabilities	
Seed Loans/Investments	863,832.01
Total Long-Term Liabilities	**$863,832.01**
Total Liabilities	**$991,099.49**
Equity	
Retained Earnings	-453,764.55
Net Income	-112,269.10
Total Equity	**$ -566,033.65**
TOTAL LIABILITIES AND EQUITY	**$425,065.84**

Revry

Profit and Loss
January - December 2019

	TOTAL
Income	
3rd Party SVOD	
Comcast Income	17,191.41
Total 3rd Party SVOD	**17,191.41**
Ad Sales Income	
Advertising Income	349,854.63
Total Ad Sales Income	**349,854.63**
Discounts/Refunds Given	1,759.47
Event Income	94,577.90
Native Apps & Linear Channels	
Amazon	213.19
Apple Sales	8,245.41
Google Income	271.54
Total Native Apps & Linear Channels	**8,730.14**
Pluto Income	63,432.70
Refunds-Allowances	2,300.64
VHX Income	717.00
Total Income	**$538,563.89**
GROSS PROFIT	**$538,563.89**
Expenses	
Ad Sales Team	
Ad Team Expenses	36,840.56
Total Ad Sales Team	**36,840.56**
Advertising & Marketing	16,183.91
Marketing Events	9,287.14
Total Advertising & Marketing	**25,471.05**
Casual Labor	16.00
Consultant Fees	38,236.65
Content	
Originals	
Original Content	63,357.02
QueerX	59,528.16
Total Originals	**122,885.18**
Production	6,979.41
Total Content	**129,864.59**
Depreciation Expense	6,292.00
Legal & Professional Fees	7,500.00
Office Expenses	
Auto Expense	587.68
Bank Fees	1,323.94
Dues & Subscriptions	64,530.49

Revry

Profit and Loss

January - December 2019

	TOTAL
Insurance	2,543.58
Office Supplies	18,679.60
Postage And Delivery	454.94
Total Office Supplies	**19,134.54**
Reimbursements	0.00
Rent or Lease	60,235.00
Shipping and delivery expense	75.00
Taxes & Licenses	2,340.59
Telephone	3,792.53
Utilities	11,908.60
Total Office Expenses	**166,471.95**
Payroll Expenses	
Employee Wages	164,231.62
Taxes	15,921.15
CA SUI / ETT	4,250.14
Total Taxes	**20,171.29**
Total Payroll Expenses	**184,402.91**
Payroll Processing Fees	-60,018.87
Podcasts	32.00
Product & Content Ops	48,663.85
Frequency Fees	13,350.00
Hosting Fees	6,948.00
Total Product & Content Ops	**68,961.85**
Repair & Maintenance	11,477.79
Supplies	118.67
Travel & Entertainment	
Air Travel	26,580.34
Business Meals	8,585.50
Total Travel & Entertainment	**35,165.84**
Total Expenses	**$650,832.99**
NET OPERATING INCOME	**$ -112,269.10**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -112,269.10**

Revry

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Payroll Account	4,026.95
SVB Operating Account 7557	211,232.34
SVB Payroll Account	3,525.80
TOTAL BUS CHK (6007)	0.00
US Bank Checking	18,333.78
Total Bank Accounts	**$237,118.87**
Accounts Receivable	
Accounts Receivable	181,522.24
Total Accounts Receivable	**$181,522.24**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$418,641.11**
Fixed Assets	
04. Office Furniture 2019	
Accum. Depr.	-5,765.00
Original Cost	5,765.00
Total 04. Office Furniture 2019	**0.00**
Accumulated Depreciation	0.00

Revry

Balance Sheet

As of December 31, 2020

	TOTAL
Machinery & Equipment	
01. 2016 Computers	
Accum. Depr.	-4,578.00
Original Cost	4,578.00
Total 01. 2016 Computers	**0.00**
02. Equipment 2017	
Accum. Depr.	-6,973.05
Original Cost	6,973.05
Total 02. Equipment 2017	**0.00**
03. 2018 Compters	
Accum. Depr.	-2,000.00
Original Cost	2,000.00
Total 03. 2018 Compters	**0.00**
05. 2020 Equipments	
Accum. Depr.	-29,214.51
Original Cost	29,214.51
Total 05. 2020 Equipments	**0.00**
Total Machinery & Equipment	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
06. In Kind Appearances	
Accumulated Amortization	-12,073.00
Intangible Asset - Original Cost	241,450.01
Total 06. In Kind Appearances	**229,377.01**
Loan to Shareholders	
Alia	126,811.45
Chris	114,422.85
Damian	136,439.23
LaShawn	116,312.69
Total Loan to Shareholders	**493,986.22**
Total Other Assets	**$723,363.23**
TOTAL ASSETS	**$1,142,004.34**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	100,127.78
Total Accounts Payable	**$100,127.78**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan from Eduardo Held Rodriguez	0.00
Loan from Shareholder - Damian	21,221.06
Payroll Liabilities	125,047.52
CA PIT / SDI	296.78
Federal Taxes (941/944)	4,232.07
Federal Unemployment (940)	422.60
Total Payroll Liabilities	**129,998.97**
Total Other Current Liabilities	**$151,220.03**
Total Current Liabilities	**$251,347.81**
Long-Term Liabilities	
EIDL SBA Loan	132,900.00
Friends and Family	
Alec Street	10,000.00
Backstage Capital - Seed	34,980.00
Ben Mason	19,650.00
Brian Rodda	10,000.00
Eduardo Held Rodriguez	48,000.00
Harry and Veronica Shueneman	19,990.00
Jennifer Mason	20,000.00
Laura Rodriguez	13,000.00
Leon Wu	10,000.00
Linda Mason	9,980.00
Nadia Pelliccione	29,940.00
Ralph Mayer	10,000.00
Randy Kessler	25,000.00
Robin Graham - F&F	10,000.00
Tawal Panyacosit	18,000.00
Teresa Dicredico	10,000.00
The RHP Trust	100,000.00
Unicorn Brokerage Ltd	10,000.00
Violet DiVizio	20,000.00

Revry

Balance Sheet

As of December 31, 2020

	TOTAL
Total Friends and Family	**428,540.00**
LA City Microloan	0.00
PPP Funds	32,149.00
Pre Seed Round	
David Leibowitz	12,000.00
Total Pre Seed Round	**12,000.00**
Seed Loans/Investments	501,292.01
Adam Wescott	25,000.00
Bill Rutkin	24,975.00
BrotherTwin	4,000.00
Damian Pelliccione	5,500.00
David Currie	25,000.00
David Person	5,000.00
Debut Capital	10,000.00
Elevate Capital - 2020	150,000.00
Gregory Rubidge	59,980.00
Jonah Blechman - 2020	11,000.00
Kevin Witherman	10,000.00
Kimberly Marshall - 2020	25,000.00
Lawrence & Celeste Pelliccione	16,980.00
Phatchany Phanyanouvong	60,000.00
Pride Fund - 2020	50,000.00
Ross Peters	20,236.00
Saxena LLC	10,000.00
TIE Angels	150,000.00
Total Seed Loans/Investments	**1,163,963.01**
Total Long-Term Liabilities	**$1,769,552.01**
Total Liabilities	**$2,020,899.82**
Equity	
Distributions - Chris (deleted)	6,500.00
Distributions - Damian (deleted)	3,250.00
Opening Balance Equity	-0.30
Retained Earnings	-566,033.65
Net Income	-322,611.53
Total Equity	**$ -878,895.48**
TOTAL LIABILITIES AND EQUITY	**$1,142,004.34**

Revry

Profit and Loss
January - December 2020

	TOTAL
Income	
3rd Party SVOD	
Comcast Income	77,953.57
Xumo Income	1,703.98
Total 3rd Party SVOD	**79,657.55**
Ad Sales Income	
Advertising Income	20,000.00
Canada Tourism Income (deleted)	18,496.58
Disney Advertising Income (deleted)	10,000.00
Lexus Advertising (deleted)	208,407.35
Total Ad Sales Income	**256,903.93**
In Kind/Trade	241,450.01
Native Apps & Linear Channels	9,142.94
Amazon	1,152.11
Amazon Income - Australia (deleted)	10.41
Amazon Income - EU (deleted)	4.53
Total Amazon	**1,167.05**
Apple Sales	12,498.58
Google Income	1,862.39
Roku Payment	21,472.20
Website Subscription	15,007.79
Total Native Apps & Linear Channels	**61,150.95**
Pluto Income	11,859.85
Programmatic Income	
Programmatic Ad Sales	7,678.22
Origin Programmatic	845.68
RythmOne (Unruly) Programmatic	4,127.63
Samba Programmatic	6,589.28
SpotX	6,095.69
SpringServe SSP	598.86
Telaria Programmatic	1,362.37
Xandr Programmatic	2,328.79
Yahoo Programmatic (formerly Verizon)	11,327.26
Total Programmatic Ad Sales	**40,953.78**
Total Programmatic Income	**40,953.78**
Refunds-Allowances	-55.92
Services	2,000.00
Sponsorship	97,477.20

Revry

Profit and Loss
January - December 2020

	TOTAL
Web Design	0.00
Total Income	**$791,397.35**
Cost of Goods Sold	
Ad Campaign COGS	
Ad Operations	28,000.00
Total Ad Campaign COGS	**28,000.00**
Channel Expenses	382.64
Creator Fees	
Creator Fees 2018, 2019, 2020	9,435.01
Total Creator Fees	**9,435.01**
Total Cost of Goods Sold	**$37,817.65**
GROSS PROFIT	**$753,579.70**
Expenses	
Ad Sales Team	
Ad Team Expenses	42,757.75
Total Ad Sales Team	**42,757.75**
Advertising & Marketing	3,512.83
Conferences & Events	250.00
Digital Marketing	
Digital Impressions (deleted)	20,000.00
Social Media Marketing	17,598.10
Total Digital Marketing	**37,598.10**
Gifts	52.65
Marketing Consultant	33,000.00
Marketing Events	298.00
Room To Grow Premiere Expenses	214.81
TrevorLive	11,572.00
Total Marketing Events	**12,084.81**
Marketing Subscription & Software	9,223.97
Public Relations	38,135.50
Total Advertising & Marketing	**133,857.86**
Amortization Expense	12,073.00
Consultant Fees	
Advisor	12,000.00
Interns	680.00
Operations Consultants	7,200.00
Total Consultant Fees	**19,880.00**

Revry

Profit and Loss

January - December 2020

	TOTAL
Content	
Originals	
Original Content	45,305.92
QueerX	74,914.08
Total Originals	**120,220.00**
Production	6,399.41
Total Content	**126,619.41**
Customer Refund	0.00
Depreciation Expense	29,347.56
Graphics & Creative	
Creative & Branding	10,000.00
Total Graphics & Creative	**10,000.00**
Legal & Professional Fees	7,297.50
Tax & Accounting	22,150.00
Total Legal & Professional Fees	**29,447.50**
Office Expenses	
Auto Expense	96.75
Bank Fees	1,405.98
Charitable Contributions	500.00
Dues & Subscriptions	36,356.62
Insurance	1,884.62
Insurance - Liability	1,094.92
Internet	8,616.87
Office Cleaning	280.00
Office Supplies	11,731.46
Postage And Delivery	47.91
Total Office Supplies	**11,779.37**
Operations Software	4,197.07
Parking	3.00
Rent or Lease	44,000.00
Taxes & Licenses	1,624.88
Telephone	5,447.96
Utilities	5,032.64
Total Office Expenses	**122,320.68**
Payroll Expenses	
Employee Wages	281,429.75
Taxes	36,366.11
CA SUI / ETT	-156.05
Total Taxes	**36,210.06**
Total Payroll Expenses	**317,639.81**
Payroll Processing Fees	442.50

	TOTAL
Product & Content Ops	12,500.00
Ad Platforms	21,066.34
Brightcove Platform Fees	51,504.15
Frequency Fees	105,271.85
Hosting Fees	6,948.00
Product Subscriptions	24,210.71
Product Team	125.12
Pinkstart Expenses	5,000.00
Product Consultants	7,478.75
Total Product Team	**12,603.87**
Total Product & Content Ops	**234,104.92**
Repair & Maintenance	1,100.00
Travel & Entertainment	
Air Travel	6,899.81
Business Meals	3,619.95
Travel Meals	13.98
Total Travel & Entertainment	**10,533.74**
Total Expenses	**$1,090,124.73**
NET OPERATING INCOME	**$ -336,545.03**
Other Income	
Non Taxable PPP/Grant Forgiveness	20,000.00
Total Other Income	**$20,000.00**
Other Expenses	
Unrealized Gain or Loss	0.00
Penalties & Settlements	6,066.50
Total Other Expenses	**$6,066.50**
NET OTHER INCOME	**$13,933.50**
NET INCOME	**$ -322,611.53**